Exhibit 17.1

August 23, 2011

Board of Directors

Redpoint Bio Corporation

7 Graphics Drive

Ewing, New Jersey 08628

Gentlemen:

Effective immediately, please accept my resignation as director and member of the Nominating and Corporate Governance Committee and Intellectual Property Oversight Committee of the Board of Directors of Redpoint Bio Corporation (the “Company”).  My resignation is not the result of a disagreement between the Company and me on any matter relating to the Company’s operations, policies or practices.

Very truly yours,

/s/ Irwin Scher, M.D.

Irwin Scher, M.D.